Item 77D - DWS Enhanced Commodity Strategy Fund
(formerly DWS Commodity Securities Fund) (a series of DWS Institutional Funds)

In January 2010, the Board of Trustees (the "Board") of DWS Enhanced Commodity Strategy Fund (the "Fund") approved a change in the Fund's investment strategy, from a blended approach involving investments in companies in commodities-related industries and direct commodity investments, to an actively-managed direct commodity strategy. In connection with implementation of the Fund's new strategy, the Fund's investment objective was changed to total return and the Fund's name changed to DWS Enhanced Commodity Strategy Fund.
In connection with the strategy change, the Fund's revised investment objective and investment policies are as described in detail below. The change to the Fund's name became effective on March 31, 2010 and all other changes became effective on April 1, 2010.

The Fund seeks to achieve its investment objective by investing under normal circumstances in commodity-linked derivative instruments backed by a portfolio of fixed income instruments. The Fund invests in commodity-linked derivative instruments such as commodity-linked swaps, structured notes and futures contracts that are designed to provide exposure to the investment return of assets that trade in the commodity markets, without investing directly in physical commodities.

The Fund may gain exposure to the commodity markets by investing a portion of its assets in a wholly-owned subsidiary (the "Subsidiary") which shares the same portfolio management team as the Fund and is expected to invest mainly in commodity-linked derivative instruments and fixed income instruments some of which may serve as margin or collateral for the Subsidiary's derivatives positions.

The Fund invests in fixed income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities. The Fund may invest in mortgage-backed and asset-backed securities, adjustable rate loans that have a senior right to payment and other floating rate debt securities, taxable municipal bonds and tax-exempt municipal bonds.

The Fund may invest up to 10% of its total assets in below investment grade bonds (also referred to as junk bonds).

Portfolio management generally will allocate the Fund's commodity-linked investments among a variety of different commodity sectors. Portfolio management will use a proprietary quantitative, rules-based methodology in determining the Fund's commodity sector weightings relative to the Fund's benchmark index, the Dow Jones UBS Commodity Index (the "DJ-USBC Index").
Portfolio management normally will rebalance commodity sector positions when a sectorundergoes a "trigger event," reducing the Fund's exposure to commodity sectors that are "expensive" and increasing its exposure to sectors that are "cheap." Portfolio management may reduce the Fund's exposure to all commodity sectors when commodities in general appear overvalued.

Defensive Position. When in the Advisor's opinion it is advisable to adopt a temporary defensive position because of unusual and adverse or other market conditions, up to 100% of the Fund's assets may be held in cash or invested in money market securities or other short-term investments. Short-term investments consist of (1) foreign and domestic obligations of sovereign governments and their agencies and instrumentalities, authorities and political subdivisions;
(2) other short-term high quality rated debt securities or, if unrated, determined to be of comparable quality in the opinion of the Advisor; (3) commercial paper;
(4) bank obligations, including negotiable certificates of deposit, time deposits and bankers' acceptances; and
(5) repurchase agreements. Short-term investments may also include shares of money market mutual funds.
This could prevent losses, but, while engaged in a temporary defensive position, the Fund will not be pursuing its investment objective. However, portfolio management may choose not to use these strategies for various reasons, even in volatile market conditions.


In connection with the implementation of the Fund's strategy changes, certain non-fundamental investment policies were eliminated, as explained below.

The Fund will no longer be bound by any policies to invest any minimum amount in equity securities, including its former policy to invest, under normal market conditions, substantially all but not less than 80% of its net assets, plus any borrowings for investment purposes, in equity and other securities of companies in commodity-related industries or other investments where the value of the investment is linked to changes in commodity prices or a commodity-related index, such as commodity-linked structured notes and future contracts.

The Fund is no longer subject to any policies to invest any minimum or maximum amount in derivative instruments linked to the performance of commodity-related indexes.

The Fund eliminated its policies to invest in securities of companies domiciled primarily in developed countries and to invest no more that 30% of its net assets in securities of companies domiciled in emerging-markets countries.

The percentage limits on the Fund's investments in preferred securities of companies in commodities-related industries and preferred stock rated below investment grade were eliminated.

The percentage limits on the Fund's investments in certain hybrid instruments (i.e., commodity-linked derivative investments that are hybrid instruments excluded from regulation under the Commodity Exchange Act and the rules thereunder) were eliminated.

The Fund is no longer subject to restrictions on the purpose for which it may enter into derivatives
(e.g., solely for hedging purposes).

The percentage limits on the Fund's investments in structured notes were eliminated.

The restrictions on the leverage of the Fund's investments relative to an index were eliminated.

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